UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74048 / January 14, 2015

Admin. Proc. File No. 3-16221

In the Matter of

4301, INC.,
ALPINE MANAGEMENT LTD.,
AMAZING NUTRITIONALS, INC.,
AMERICA FIRST ASSOCIATES CORP.,
AMERICAN INTERACTIVE MEDIA, INC.,
ILMI CORP.,
SUPERIOR HOLDINGS, INC., and
ULTIMISTICS, INC. (n/k/a CONTINENTAL
HOLDINGS INTERNATIONAL, INC.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by 4301, Inc., Alpine Management Ltd., Amazing Nutritionals, Inc., America First Associates Corp., American Interactive Media, Inc., ILMI Corp., Superior Holdings, Inc., or Ultimistics, Inc. (n/k/a Continental Holdings International, Inc.), and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final decision of the Commission with respect to 4301, Inc., Alpine Management Ltd., Amazing Nutritionals, Inc., America First Associates Corp., American Interactive Media, Inc., ILMI Corp., Superior Holdings, Inc., and Ultimistics, Inc. (n/k/a Continental Holdings International,

---

[1]   17 C.F.R. § 201.360(d).

[2]   *4301, Inc., Alpine Mgmt. Ltd., Amazing Nutritionals, Inc., Am. First Assocs. Corp., Am. Interactive Media, Inc., ILMI Corp., Superior Holdings, Inc., and Ultimistics, Inc. (n/k/a Cont'l Holdings Int'l, Inc.)*, Initial Decision Rel. No. 714 (Dec. 3, 2014), 110 SEC Docket 07, 2014 WL 6805497. The stock symbol and Central Index Key numbers are: 1353492 for 4301, Inc.; 1418243 for Alpine Management Ltd.; 1276050 for Amazing Nutritionals, Inc.; 1145479 for America First Associates Corp.; AIME and 942415 for American Interactive Media, Inc.; 854136 for ILMI Corp.; 875784 for Superior Holdings, Inc.; and 843490 for Ultimistics, Inc. (n/k/a Continental Holdings International, Inc.).

Inc.). The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of 4301, Inc., Alpine Management Ltd., Amazing Nutritionals, Inc., America First Associates Corp., American Interactive Media, Inc., ILMI Corp., Superior Holdings, Inc., and Ultimistics, Inc. (n/k/a Continental Holdings International, Inc.), are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 714
ADMINISTRATIVE PROCEEDING
File No. 3-16221

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of 4301, INC., ALPINE MANAGEMENT LTD., AMAZING NUTRITIONALS, INC., AMERICA FIRST ASSOCIATES CORP., AMERICAN INTERACTIVE MEDIA, INC., ILMI CORP., SUPERIOR HOLDINGS, INC., and ULTIMISTICS, INC. (n/k/a CONTINENTAL HOLDINGS INTERNATIONAL, INC.)	INITIAL DECISION OF DEFAULT December 3, 2014

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents 4301, Inc. (4301), Alpine Management Ltd. (Alpine), Amazing Nutritionals, Inc. (Amazing Nutritionals), America First Associates Corp. (America First), American Interactive Media, Inc. (American Interactive), ILMI Corp. (ILMI), Superior Holdings, Inc. (Superior), and Ultimistics, Inc. (n/k/a Continental Holdings International, Inc.) (Ultimistics) (collectively, Respondents). The revocations are based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On October 28, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13. OIP at 3. A Declaration of Service filed by the Division

of Enforcement on November 3, 2014, shows that Respondents were served with the OIP by mail by October 31, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii); accordingly, Respondents' Answers were due by November 13, 2014. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(a)-(b). To date, no Respondent has filed an Answer.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

4301, Central Index Key (CIK) No. 1353492, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). 4301 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of $600 for the prior three months.

Alpine, CIK No. 1418243, is a dissolved Delaware corporation located in Alpine, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Alpine is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011, which reported a net loss of $72,730 for the prior six months.

Amazing Nutritionals, CIK No. 1276050, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Amazing Nutritionals is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on December 28, 2004, which reported a net loss of $66,147 for the prior nine months.

America First, CIK No. 1145479, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). America First is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on July 24, 2001.

American Interactive, CIK No. 942415, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Interactive is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on May 14, 1999, which reported a net loss of over $35 million for the year ended December 31, 1998.

ILMI, CIK No. 854136, is a permanently revoked Nevada corporation located in Wall, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ILMI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1999, which reported a net loss of $463 for the prior three months.

Superior, CIK No. 875784, is a dissolved Colorado corporation located in Newport, Rhode Island, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Superior is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on May 12, 1998.

Ultimistics, CIK No. 843490, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ultimistics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on June 3, 1996, which reported a net loss of $40,122 for the year ended December 31, 1995.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of 4301, Inc., Alpine Management Ltd., Amazing Nutritionals, Inc., America First Associates Corp., American Interactive Media, Inc., ILMI Corp., Superior Holdings, Inc., and Ultimistics, Inc. (n/k/a Continental Holdings International, Inc.), are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge